Mail Stop 4561

June 20, 2006

Mr. George H. Glatfelter
Chairman and Chief Executive Officer
P.H. Glatfelter Company
96 South George Street
Suite 500
York, Pennsylvania 17401

> **Re: P.H. Glatfelter Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 001-03560**

Dear Mr. Glatfelter:

We have reviewed the above-referenced filings and your response letter dated June 2, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-Ks filed on February 16, 2006 and May 11, 2006</u>

1.   We note your response to prior comment number 5 with respect to your use of the non-GAAP adjusted earnings financial measure. We do not believe that you have adequately addressed the usefulness of your non-GAAP measure presented. Note, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measure or eliminate such measure from your disclosure based on this guidance. In this respect, please address the following:
   ▪ Your response indicates that the items excluded in your non-GAAP measure "are distinguishable from the Company's core papermaking business." Explain why you

believe that your core papermaking business does not include the expenses and gains/losses that are excluded from your non-GAAP results, when such items generally result from your operating activities. For example, indicate why your core business reflects the benefits of revenue generated from acquired businesses but does not reflect the merger integration costs. It appears that there would be other costs of such acquisitions that are not being eliminated from each measure. Address why you believe that excluding certain charges is a proper reflection of your core business. Address why the measure includes the revenues but not all the cost associated with generating that revenue. Describe the economic substance behind management's decision to use each non-GAAP measure presented that excludes these non-cash charges.

- Your response indicates that the items excluded from your non-GAAP measure "will only have an impact over a finite period of time." Explain how you have made this conclusion when you have recognized gains on the disposition of timberlands and restructuring charges in each of the fiscal years ended December 31, 2003 through December 31, 2005. Further, we note that you have recognized insurance recoveries in the fiscal years ended December 31, 2004 and 2005. Therefore, you appear to have a past pattern of incurring such charges and recognizing such gains. Demonstrate why you believe that you will not incur such charges or recognize such gains in the future. We refer you to Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- Your response indicates that your papermaking businesses' performance can be "obscured" without excluding the "special items" from your GAAP results. Further clarify why you believe that your non-GAAP results provide a clearer indication of your past and future results than your results reported in accordance with GAAP.

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As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

Mr. George H. Glatfelter
P.H. Glatfelter Company
June 20, 2006
page 3

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief